EX-99.g AMEND CUST AGREEMT
                                                                  Exhibit (g)(7)


                         AMENDMENT TO CUSTODY AGREEMENT

                        EFFECTIVE AS OF DECEMBER 4, 2002

First American Investment Funds, Inc., a Maryland corporation ("FAIF"), is party to a Custodian Agreement ("Custodian Agreement") with U.S. Bank National Association ("U.S. Bank"), a national banking association organized and existing under the laws of the United States of America with its principal place of business in Minneapolis, Minnesota.

         WHEREAS, FAIF originally entered into the Custodian Agreement with First Trust National Association ("First Trust"), a national banking association organized and existing under the laws of the United States of America, on September 20, 1993;

         WHEREAS, FAIF consented to First Trust's assignment of the Custodian Agreement to U.S. Bank on May 1, 1998;

         WHEREAS, FAIF and U.S. Bank, or its predecessor, First Trust, have previously agreed to several amendments to the Custodian Agreement; and

         WHEREAS, the parties have, as of the Effective Date first set forth above, agreed to this Amendment to the Custodian Agreement (the "Amendment").

         ARTICLE 9 OF THE CUSTODIAN AGREEMENT SHOULD BE REPLACED WITH THE FOLLOWING REVISED LANGUAGE:

                ARTICLE 9. TRANSFER TAXES AND OTHER DISBURSEMENTS

          The Fund shall pay or reimburse the Custodian for any transfer taxes payable upon transfers of Securities made hereunder, including transfers incident to the termination of this Agreement, and for all other necessary and proper disbursements, advances and expenses made or incurred by the Custodian in the performance or incident to the termination of this Agreement, and the Custodian shall have a lien upon any cash or Securities held by it for the account of the Fund for all such items, enforceable, after thirty days' Written Notice by registered mail to the Fund, by the sale of sufficient Securities to satisfy such lien. In the event that any advance of funds is made by Custodian on behalf of the Fund, the Fund agrees to repay the Custodian on demand the amount of the advance plus accrued interest at the prime rate minus 100 basis points. The Custodian may reimburse itself by deducting from the proceeds of any sale of Securities an amount sufficient to pay any transfer taxes payable upon the transfer of Securities sold. The Custodian shall execute such certificates in connection with Securities delivered to it under this Agreement as may be required, under the provision of any federal revenue act and any Regulations of the Treasury Department issued thereunder or any state laws, to exempt from taxation any transfers and/or deliveries of any such Securities as may qualify for such exemption.

IN WITNESS WHEREOF, the parties have signed this Amendment, to be effective as of the Effective Date set forth above. All signed copies of this Amendment shall be deemed to be originals.

FIRST AMERICAN INVESTMENT                         U.S. BANK NATIONAL ASSOCIATION
FUNDS, INC.

BY /S/ JEFFERY M. WILSON                          BY /S/ MARK DOWLING
NAME: JEFFERY M. WILSON                           NAME: MARK DOWLING
TITLE: VICE PRESIDENT                             TITLE: VICE PRESIDENT


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